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EXHIBIT 21(a)

PLAYTEX PRODUCTS, INC.
SUBSIDIARIES OF PLAYTEX PRODUCTS, INC.

CORPORATION	PERCENT OWNERSHIP	JURISDICTION OF INCORPORATION
Playtex Products, Inc.		Delaware
Playtex Manufacturing, Inc.	100%	Delaware
Playtex Sales & Services, Inc.	100%	Delaware
Playtex Investment Corp.	100%	Delaware
TH Marketing Corp.	100%	Delaware
Playtex International Corp.	100%	Delaware
Sun Pharmaceuticals Corp.	100%	Delaware
Smile-Tote, Inc.	100%	California
Playtex Limited	100%	Canada
Playtex Foreign Sales Corporation	100%	Barbados
Carewell Industries, Inc.	100%	New York
Personal Care Holdings, Inc.	100%	Delaware
Personal Care Group, Inc.	100%	Delaware
Playtex Products (Australia) Pty. Ltd.	100%	Australia
Playtex A/R LLC	100%	Delaware
Playtex Enterprise Risk Management LTD.	100%	Bermuda
Playtex Marketing Corp.	50%	Delaware

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PLAYTEX PRODUCTS, INC. SUBSIDIARIES OF PLAYTEX PRODUCTS, INC.